Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Apogent Technologies Inc. and subsidiaries:

We consent to the use of our report dated November 11, 2002, except as to the second paragraph of note 1, and as to notes 1 (r), 2, 4, 5, 7 and 15, which are as of March 25, 2003, relating to the consolidated balance sheets of Apogent Technologies Inc. and subsidiaries as of September 30, 2002 and 2001 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2002, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

KPMG LLP

Boston, Massachusetts

September 24, 2003